UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2005
SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F — ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes — ☐               No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.
     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our future business and management plan.
     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 10 of amendment no. 1 to our annual report on Form 20-F/A filed with the United States Securities and Exchange Commission on July 25, 2005. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

     SK Telecom Co., Ltd. filed on July 25, 2005 with the Korean Stock Exchange its (1) future business and management plan, (2) amendment to the fair disclosure and (3) fair disclosure pursuant to the relevant disclosure laws and regulations in Korea in the form attached hereto as Exhibits A, B and C respectively.

EXHIBIT A
Future Business and Management Plan
— the following information may change depending on the circumstances

1. Plan Type	1. New Biz
2. Global Biz
3. WCDMA
4. Wibro

2. Plan Purpose	1. To focus on new business development
2. To focus on new business development
3. To provide WCDMA service
4. To provide Wibro service

3. Promotion Schedule	—

4. Expected Investment	—

5. Content	1. New Biz
— As of June 2005, MelOn has secured around 2.3 million subscribers including 500,000 of flat fee subscribers.
— As of July 23, 2005, the number of satellite DMB subscribers has increased to 100,000.
`	2. Global Biz
— As of June 2005, the number of subscribers in the Vietnam market has increased to 250,000.
— In relation to MVNO business in the United States, plans to provide services using EV-DO network to Koreans living in the United States and to young generation who is familiar with the wireless Internet. Also, plans to gain competitiveness through sourcing of the contents of wireless Internet.
— is in the process of approaching markets other than Vietnam and the United States and has conducted a study on Indian market. However, has not determined the conditions of entering into the new market such as detailed methods, scale or possibilities of any investment.
3. WCDMA related
— will install HSDPA Network in major cities including Seoul by the end of this year as planned and provide services to the public by early next year.
4. Wibro related
— will engage in gradual investments from 2006 focusing on the hot zone where the demand for data is high.

6. Expected Effect	—

7. Obstacles		—

8. Decision Date (Board meeting date)		July 25, 2005

9. Selective Disclosure	Information Provider	SK Telecom IR Department
	Information Recipient	Investment Analysts / Institutional Investors
	Date, Place, and Topic of Selective Disclosure	Date: 10:00 am. July 25, 2005 Topic: Conference Call on 2005 Second Quarterly Report Place: SK Telecom Conference Room (teleconference)

10. Contact Information	Person Responsible for Disclosure	HyunJong Song, IR Department (6100-1600)
	Person Managing Disclosure	YoungJin, Kim, IR Department (6100-1639)
	Relevant Department	IR Department (6100-1640)

11. Others		The above management plan and important projections may not come true depending on the management and business circumstances.
The substance of the above teleconference can be accessed through the website — www.sktelecom.com.

EXHIBIT B
Amendment to the Fair Disclosure
Date of the Amendment July 25, 2005

1.	Disclosure Document Being Amended:	Fair Disclosure (Comprehensive Review)
2.	Disclosure Date of the Amendment:	July 25, 2005
3.	Reason for the Amendment:	Incorrect Input
4.	Content of the Amendment:

Content	Before the Amendment`	After the Amendment
2. Regarding the exchangeable bonds issued by Momenta (Cayman)	3) 490 million shares of ADRs	3) 49 million shares of ADRs

EXHIBIT C
Fair Disclosure (Comprehensive Review)
— The following information may change depending on the circumstances
1. Equity investment profit and loss in the second quarter of 2005

1) equity investment profit :	KRW 11.7 billion

SK Telink Co., Ltd.	KRW 4.3 billion

SK C&C Co., Ltd.	KRW 3.9 billion

2) equity investment loss :	– KRW 17.6 billion

TU Media Corp.	– KRW 7.8 billion
     (* The above calculations are measured before evaluating the second quarter of 2005, thus may change in the future.)
2. Regarding the exchangeable bonds issued by Momenta (Cayman)
     1) On August 1, 2002, a foreign corporation, Momenta (Cayman) issued exchangeable bonds to expire in the 5th year based on the SK Telecom’s American depository receipts (ADR) it holds.
     2) Since the exercise date of the put options is August 1, 2005, Momenta (Cayman) plans to sell the SK Telecom’s ADRs that it retains in foreign markets through a public offering to secure payments for the put options.
     3) The public offering may involve as much as 5.44 million common shares of SK Telecom (49 million shares of ADRs). Roadshow for the investors will be held from July 26, 2005.

9. Selective Disclosure	Information Provider	SK Telecom IR Department
	Information Recipient	Investment Analysts / Institutional Investors

	Date, Place, and Topic of Selective Disclosure	Date: 10:00 am. July 25, 2005 Topic: Conference Call on 2005 Second Quarterly Report Place: SK Telecom Conference Room (teleconference)

10. Contact Information	Person Responsible for Disclosure	HyunJong Song, IR Department (6100-1600)
	Person Managing Disclosure	YoungJin, Kim, IR Department (6100-1639)
	Relevant Department	IR Department (6100-1640)

11. Others		The above management plan and important projections may not come true depending on the management and business circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Hyun Jong Song
Name:	Hyun Jong Song
Title:	Vice President

Date: July 29, 2005